
June 2, 2023

Feng Zhou
Chief Executive Officer
China SXT Pharmaceuticals, Inc.
178 Taidong Rd North
Taizhou Jiangsu, China

      **Re:  China SXT Pharmaceuticals, Inc.**
          **Form 20-F for the Fiscal Year Ended March 31, 2022**
          **Filed July 18, 2022**
          **File No. 001-38773**

Dear Feng Zhou:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences